SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (Amendment No. __)

                                ENTERACTIVE, INC.
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                                (Name of Issuer)

                                ENTERACTIVE, INC.
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                      (Name of Person(s) Filing Statement)

            Common Stock Purchase Warrant Expiring December 13, 2001
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                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                  Andrew Gyenes
                                Enteractive, Inc.
                        110 West 40th Street, Suite 2100
                            New York, New York 10018
                                 (212) 221-6559

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Steven Wolosky, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
                            Facsimile: (212) 755-1467

                                 November , 1997
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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 Transaction Valuation(1)                     Amount of Filing Fee
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       $1,750,000                                   $350.00
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/  /   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
       and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:      N/A      Filing party:                      N/A


Form or registration no.:    N/A      Date filed:                         N/A


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(1)      Estimated solely for purposes of calculating the fee in accordance with
         Rule 0-11 under the Securities Exchange Act of 1934, as amended. Based upon the value of the Warrants $.416, multiplied by the number of Warrants that the issuer, Enteractive, Inc. (the "Company") is offering to acquire (4,200,000) Warrants).

Item 1.  Security and Issuer.

                  (a) The name of the Issuer is Enteractive, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 110 West 40th Street, Suite 2100, New York, New York 10018.

                  (b) The Company is seeking to acquire up to all of the 4,200,000 outstanding Common Stock Purchase Warrants expiring on December 13, 2001 (the "Warrants"). The Company is offering to exchange one share of its Common Stock, $.01 par value per share (the "Common Stock"), for 2.8 Warrants properly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the Offering Circular of the Company, dated November 19, 1997 (the "Offering Circular"), and the related Letter of Transmittal (the "Exchange Offer"). In connection with the Exchange Offer the Company is requesting that the holders of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") agree to modify the terms of the Preferred Stock to delay the date when the Preferred Stock can first be converted into Common Stock of the Company from April 30, 1998 to December 31, 1999 (the "Delayed Conversion Option"). Copies of the Offering Circular and the Letter of Transmittal relating to the Exchange Offer are filed herewith as Exhibits (a)(1) and (a)(2), respectively. Information with respect to the number of Warrants outstanding is set forth in the Offering Circular under "THE EXCHANGE OFFER -- General -- Exchange Offer" and is incorporated herein by reference. Officers, directors and affiliates of the Company that own Warrants may participate in the Exchange Offer on the same basis as all other holders of Warrants. Definitive information with respect to their participation in the Exchange Offer will not be available to the Company until the consummation thereof.

                  (c) There is currently no established trading market for the Warrants.

                  (d) Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

                  (a) The consideration being offered in the Exchange Offer consists of one share of Common Stock for every 2.8 Warrants as described in the Offering Circular under "Summary -- The Offer" and "The Offer," which is incorporated herein by reference. The Company had previously reserved 4,200,000 shares of its authorized but unissued Common Stock for issuance upon exercise of the Warrants. The Company has reserved 1,500,000 shares of its authorized but unissued Common Stock for issuance upon exchange of the Warrants.

                  (b) Not Applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

                  The information set forth in the Offering Circular under "Summary -- Purposes and Effects of the Offer," "Purposes and Effects of the Offer," and "The Offer" is incorporated herein by reference. All Warrants that are exchanged pursuant to the terms and conditions of the Exchange Offer will be canceled upon consummation of the Exchange Offer. The Company presently has no plans or proposals that relate to or would result in any of the events listed in Items 3(a)-3(j) of Schedule 13E-4, except as set forth below.

                  (a) The information set forth in the Offering Circular under "The Offer -- Interests of Directors and Executive Officers" is incorporated herein by reference.

                  (e) The capitalization of the Company will change as a result of issuance of Common Stock in exchange for the Warrants. In addition, the terms of the Preferred Stock will change as a result of the Delayed Conversion Option. The information set forth in the Offering Circular under "Summary -- Capitalization of the Company" and "Description of Securities" is incorporated herein by reference.


Item 4.  Interest in Securities of the Issuer.

                  Based upon the Company's records and upon information provided to the Company by the persons identified in General Instruction C of Schedule 13E-4 (the "Affiliated Persons"), neither the Company nor, to the best of the Company's knowledge, any Affiliated Persons has effected any transactions in the Warrants during the 40 business days prior to the date hereof.


Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

                  Not applicable.

Item 6.  Persons Retained, Employed or to be Compensated.

                  Not applicable.

Item 7.  Financial Information.

                  (a) Audited financial statements of the Company for the two most recent fiscal years are included in the Company's 1997 Annual Report on Form 10-KSB for the fiscal year ended May 31, 1997 filed with the Securities and Exchange Commission, which is incorporated herein by reference. A copy of the Company's 1997 Annual Report on Form 10-KSB is filed herewith as Exhibit (a)(5). In addition, quarterly financial statements of the Company for the quarter ended August 31, 1997 are included into the Company's Quarterly Report on Form 10-QSB for the quarter ended August 31, 1997 filed with the Securities and Exchange Commission, which is incorporated herein by reference.

                  (b)          Not Applicable.

Item 8.  Additional Information.

                  (a)-(d) Not Applicable.

                  (e) The information set forth in the materials filed herewith pursuant to Item 9 is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

                  (a)(1)   Offering Circular dated November 19, 1997.
                     (2)   Form of Letter of Transmittal.
                     (3)   Form of Press Release.
                     (4) Form of letter to Warrantholders from the Chairman of the Board and Chief Executive Officer of the Company dated November 19, 1997.
                     (5)   1997 Annual Report on Form 10-KSB.
                     (6) Quarterly Report on Form 10-QSB for the quarter ended August 31, 1997.

                  (b)-(f)  Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         ENTERACTIVE, INC.



                         By: /s/ Andrew Gyenes
                             ------------------------------------------
                             Name:    Andrew Gyenes
                             Title:   Chairman of the Board and Chief
                                      Executive Officer

Dated:  November 19, 1997

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